

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 31, 2016

Via E-mail
Mr. Jonathan E. Bicknell
Chief Financial Officer
inVentiv Health, Inc.
1 Van De Graaff Drive
Burlington, MA 01803

      Re: **inVentiv Health, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2015
               Filed March 18, 2016
               Form 8-K filed August 9, 2016
               File No. 000-30318

Dear Mr. Bicknell:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Shannon Sobotka

               Shannon Sobotka
               Staff Accountant
               Office of Real Estate and
               Commodities